09046296

GRASIM
ADITYA BIRLA GROUP

082-03322

RECEIVED
9 JUN -8

19th May, 2009

BY AIR MAIL (Regd.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 19th May, 2009 have:

1. approved the Audited Annual Accounts of the Company for the year ended 31st March, 2009. A copy of the statement containing the Audited Financial Results for the year is enclosed.

2. recommended dividend on Equity Shares for the year ended 31st March, 2009 @ Rs.30 (Rupees Thirty only) per share, at par with the dividend paid last year.

A copy of the Press Release being issued in the above matter is also enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Press Release **Mumbai, 19th May, 2009**

GRASIM, AN ADITYA BIRLA GROUP COMPANY

PERFORMANCE FOR Q4FY2009

Consolidated Net Revenue **Rs.5,020 Crs.**

Consolidated Net Profit **Rs.569 Crs.**

Consolidated Financial Performance:

Rs. Crores

	Q4 FY09	Q4 FY08	FY09	FY08
Net Revenue	5,020	4, 765	18,603	17,141
Profit before Taxes *	1,031	1,072	3,607	4,530
Profit after Taxes *	711	710	2,631	3,066
Minority Share	142	111	444	457
Net Profit *	569	599	2,187	2,609
EPS (Rs.) *	62	65	238	285
Cash Profit (*before minority share*)*	1,114	781	3,938	3,729

** For proper comparison, all profit numbers and EPS are given before exceptional/extraordinary gains*

Grasim, an Aditya Birla Group Company, today announced its results for the 4th quarter ended 31st March, 2009.

Its Consolidated Revenues for the quarter rose by 5% to Rs.5,020 crores (Rs.4,765 crores). Cash profit for the quarter at Rs.1,114 crores (Rs.781 crores), was substantially higher by 43%, due to the impressive performance of the Cement Business and the benefit of lower current tax. Net profit was however lower by 5 % at Rs.569 crores (Rs.599 crores), given the higher interest cost and substantially higher depreciation on account of commissioning of several new projects, the full benefit of which is expected to accrue only in the current year. Profit was also depressed due to the impact of economic slowdown.

Grasim's Consolidated Net Revenues for the year grew by 9%, at Rs.18,603 crores (Rs.17,141 crores). Cash profit for the year at Rs.3,938 crores (Rs.3,729 crores) was higher by 6%, consequent to lower current tax. Net profit at Rs.2,187 crores (Rs.2,609 crores) was lower by 16% due to higher interest cost and substantially higher depreciation, as various new projects were commissioned. Profitability was also impacted because of the increased input costs and economic slowdown.

Viewed in the backdrop of the current economic environment and its impact on the Company's VSF business (one of the Company's key businesses) and Sponge Iron business, the overall performance has been satisfactory.

Stand-alone Financial Performance:

Rs. Crores

	Q4 FY09	Q4 FY08	FY09	FY08
Net Revenue	**2,932**	**2,764**	**10,940**	**10,325**
Profit before Taxes *	**590**	**660**	**2,248**	**2,964**
Net Profit *	**385**	**441**	**1,648**	**2,002**
EPS (Rs.) *	**42**	**48**	**180**	**218**
Cash Profit *	**619**	**466**	**2,362**	**2,365**

*** *For proper comparison, all profit numbers and EPS are given before exceptional/extraordinary gains***

Grasim's stand-alone Revenues for the quarter stood at Rs.2,932 crores (Rs.2,764 crores). Cash profit for the quarter at Rs.619 crores (Rs.466 crores) was substantially higher by 33% due to the impressive performance of the Cement business and benefit of lower current tax. Net profit was however lower by 13% at Rs.385 crores (Rs.441 crores) due to higher interest cost and substantially higher depreciation on account of commissioning of several new projects.

Stand-alone Net Revenues for the year grew by 6%, at Rs.10,940 crores (Rs.10,325 crores). Cash profit for the year was sustained at Rs.2,362 crores (Rs.2,365 crores). Net profit at Rs.1,648 crores (Rs.2,002 crores) was lower by 18% due to higher interest cost and substantially higher depreciation.

Dividend

The Board of Directors of Grasim has recommended a dividend of Rs.30 per share, at par with the dividend paid last year. The total outflow on account of dividend, including Corporate Tax on Dividend, would be Rs.316 crores.

Highlights of Grasim's operations:

		Q4FY09	Q4FY08	% Change	FY 2009	FY 2008	% Change
Production -							
Cement	Mn. M.T.	4.68	4.20	11%	16.32	15.36	6%
White Cement	M.T.	132,060	120,433	10%	441,118	407,882	8%
Viscose Staple Fibre	M.T.	59,913	70,828	-15%	232,745	279,901	-17%
Caustic Soda	M.T.	52,830	46,491	14%	207,226	188,537	10%
Sponge Iron	M.T.	95,376	134,490	-29%	420,156	562,000	-25%
Sales Volumes -							
Cement	Mn. M.T.	4.82	4.27	13%	16.54	15.53	6%
White Cement	M.T.	129,757	114,845	13%	438,394	396,295	11%
Viscose Staple Fibre	M.T.	65,409	61,650	6%	238,463	269,781	-12%
Caustic Soda	M.T.	51,930	44,872	16%	207,520	187,356	11%
Sponge Iron	M.T.	98,826	140,317	-30%	423,414	557,187	-24%

Cement Business

Cement business reached a new milestone during the quarter recording a turnover of over Rs.2,000 crores. Volumes were up by about 13% supported by new capacities, vis-à-vis industry growth of less than 9%. Operating profits grew as a result of higher volumes and increased productivity gains.

Volumes in FY09 increased only by 6%, as the benefit of new capacities became available only towards the later part of the year. The average power and fuel cost registered a steep increase of 21%, due to the unprecedented increase in prices of imported coal and petcoke, putting pressure on margins.

Cement Subsidiary: UltraTech Cement Ltd. (UltraTech), a subsidiary of Grasim, reported PAT of Rs.312 crores as against Rs.285 crores in the corresponding quarter. Net revenues improved by 17% at Rs.1,929 crores, driven by a volume growth of 13%.

Cement Capex plan: The Company's major projects are nearing completion. At Shambhupura (Rajasthan), one of the two cement mills was commissioned in the fourth quarter. The second cement mill at Shambhupura and split grinding unit at Aligarh (Uttar Pradesh) are expected to be commissioned in Q1FY10. The Clinker production unit which had commenced in Q2FY09, has been satisfactorily ramped up. The 3.3 Mn. MT clinkerisation unit at Kotputli (Rajasthan) was commissioned in March, 2009. The grinding facility at Kotputli Plant is expected to go on stream by H1FY10. The grinding unit at Dadri (Uttar Pradesh) with a capacity of 1.3 Mn. MT, also became operational during the year.

Thermal power plants with a total capacity of 144 MW were commissioned at four locations, including a unit of 23 MW at Kotputli which was commissioned in April, 2009. With this, the total thermal power generation capacity stands enhanced at 268 MW. This will meet around 80% of the business' total power requirement.

During the year, a total amount of Rs.1,467 c rores was s pent on capex. The Company plans to invest a sum of over Rs.1,300 crores on capex in FY10 for the completion of the existing projects and modernisation.

UltraTech too commissioned two of its three cement mills at Tadpatri (Andhra Pradesh) in the fourth quarter. The remaining cement mill will be commissioned in Q1FY10. Ultratech has also commissioned Thermal Power Plants of 192 MW at four locations, resulting in doubling of captive power to 80%. Its total thermal power generation capacity now stands at 236 MW.

The combined cement capacity of Grasim and UltraTech increased from 35.0 million TPA at the commencement of the year to 41.6 million TPA. The capacity will further stand augmented at 48.8 million TPA upon completion of all the projects presently under implementation.

Cement Outlook: The economic growth and its impact on industry growth are dependent on a good monsoon and increased infrastructure spending. Any slowdown in the economy will aggravate the inevitable surplus in production capacity. The commissioning of over 20 million TPA of new capacity by the industry in FY09 and the expected commissioning of much larger capacities in FY10 may result in a reduction in capacity utilizations, with adverse impact on margins. However, both Grasim and UltraTech should see a spur in volumes upon commissioning and stabilization of new capacities. Going forward, the Cement business will continue to focus on sustaining plant performance and optimising efficiencies.

Viscose Staple Fibre (VSF) Business

In VSF business, sales volumes during the quarter were higher by 6%, largely due to restocking by customers, though production was curtailed to liquidate inventory. The sharp fall in realisation and cost push effect on imported inputs resultant from the weakening rupee, impacted margins.

The performance of VSF business for the financial year was affected by the low demand and prices on account of the global financial crisis and recession. This, coupled with the slowdown of yarn exports from India to certain key markets like Brazil and Turkey, led to a significant reduction in sales and production volumes. The low demand for VSF and reducing prices of competing fibres have led to significant pressure on realisation.

Although the VSF business improved its performance in Q4FY09 as compared to Q3FY09, the outlook for the business is expected to remain subdued. Though there has been a marginal recovery in prices in Q1FY10, the long term outlook remains uncertain due to VSF overcapacity in China and relative prices of competing fibres. Margins may improve slightly with the reduction in pulp cost.

Production at Nagda will have to be stopped from end-May, 2009 till the onset of monsoon, due to water shortage. This would, however, not impact the profitability of the business, as adequate inventory has been built-up to ensure that the customers' demand is met.

Chemical Plant

During Q4FY09, Caustic Soda volumes rose by 16%. ECU realization was higher by 10%, but this was more than offset by the increase in salt and power cost, resulting in lower margins.

During the year gone by, the business recorded historically its highest production and sales volumes. Caustic prices ruled firm as its production was restricted by the lower off take of chlorine. However, the steep increase in salt and power cost impacted margins. Production will have to be curtailed in June, 2009 till the onset of monsoon, due to water shortage.

Going forward, Caustic prices may witness pressure due to the fall in International prices and increase in imports.

Sale of Sponge Iron business

The Hon'ble High Court of Madhya Pradesh, Indore Bench has, on 29th April, 2009, sanctioned the petitions filed by the Company and its subsidiary, Vikram Sponge Iron Limited (VSIL), seeking the Court's approval to the Scheme of Arrangement ("Scheme") for transfer of the Company's Sponge Iron business to VSIL. The Scheme will become effective on fulfillment of certain 'conditions precedent' as stated in the Scheme.

The consideration of Rs.1,030 crores payable by VSIL to the Company is to be funded by Welspun Power and Steel Limited ("Welspun"), through a combination of equity and debt. On such funding by Welspun and upon the Scheme becoming effective, Welspun will own almost the entire stake in VSIL. The transaction for sale is expected to be completed in the current quarter.

Outlook

The Company will continue to strengthen its leadership position in Cement and VSF sectors. Substantial increase in capacities, improved cost optimization, higher productivity and strong fundamentals augur well for the Company in the years to come.

GRASIM

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31st MARCH 2009

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months ended 31st March 2009	Three Months ended 31st March 2008	Year ended 31st March 2009 (Audited)	Year ended 31st March 2008 (Audited)
Net Sales / Income from Operations	**4,956.89**	**4,700.69**	**18,403.93**	**16,973.48**
Other Operating Income	63.08	63.94	198.94	167.83
Total Operating Income	**5,019.97**	**4,764.63**	**18,602.87**	**17,141.31**
Expenditure :				
- Decrease / (Increase) in Stock	155.32	(41.76)	(90.58)	(174.28)
- Raw Material Consumed	1,001.44	1,065.90	4,068.02	3,703.27
- Purchases of Finished Goods	34.24	18.29	124.48	74.30
- Payment to & Provision for Employees	228.94	249.15	951.33	845.36
- Power & Fuel	907.63	861.16	3,740.58	2,907.37
- Freight , Handling & Other Expenses	662.85	596.37	2,369.96	2,088.95
- Depreciation	225.16	182.36	865.78	670.31
- Other Expenditure	746.19	768.74	2,910.53	2,569.60
Total Expenditure	**3,961.77**	**3,700.21**	**14,940.10**	**12,684.88**
Profit from Operations before Other Income, Interest & Exceptional Items	**1,058.20**	**1,064.42**	**3,662.77**	**4,456.43**
Other Income	45.71	67.74	254.26	295.30
Profit Before Interest & Exceptional Items	**1,103.91**	**1,132.16**	**3,917.03**	**4,751.73**
Interest	72.87	60.26	310.45	222.09
Profit after Interest but before Exceptional Items	**1,031.04**	**1,071.90**	**3,606.58**	**4,529.64**
Writeback of provision for diminution in value of investments	-	45.68	-	45.68
Profit from Ordinary Activities before Tax	**1,031.04**	**1,117.58**	**3,606.58**	**4,575.32**
Provision for Current Tax	(157.31)	(477.46)	(550.66)	(1,472.96)
Provision for Deferred Tax	(178.18)	111.31	(440.71)	7.17
Net Profit from Ordinary Activities after Tax	**695.55**	**751.43**	**2,615.21**	**3,109.53**
Extra Ordianry Items :				
Profit on Sale of Shares of Subsidiary company	-	236.68	-	236.68
Net Profit (before profit of Associates and adjustment for Minority Interest)	**695.55**	**988.11**	**2,615.21**	**3,346.21**
Add : Share in Profit of Associates	15.01	4.03	15.91	1.76
Less : Minority Share	141.77	111.37	444.46	456.53
Net Profit	**568.79**	**880.77**	**2,186.66**	**2,891.44**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			*11,417.53*	*9,048.03*
Basic EPS for the period before Extra Ordinary Items (Rupees)	**62.03**	**70.25**	**238.49**	**289.54**
Diluted EPS for the period before Extra Ordinary Items(Rupees)	**62.03**	**70.21**	**238.49**	**289.44**
Basic EPS for the period after Extra Ordinary Items(Rupees)	**62.03**	**96.06**	**238.49**	**315.35**
Diluted EPS for the period after Extra Ordinary Items (Rupees)	**62.03**	**96.01**	**238.49**	**315.25**

II. STANDALONE RESULTS :

Rs. in Crores

	Three Months ended 31st March 2009	Three Months ended 31st March 2008	Year ended 31st March 2009 (Audited)	Year ended 31st March 2008 (Audited)
Net Sales / Income from Operations	**2,886.99**	**2,726.80**	**10,804.01**	**10,215.05**
Other Operating Income	44.53	36.99	136.35	110.10
Total Operating Income	**2,931.52**	**2,763.79**	**10,940.36**	**10,325.15**
Expenditure :				
- Decrease / (Increase) in Stock	75.42	(72.64)	(33.54)	(130.22)
- Raw Material Consumed	728.83	826.17	3,064.25	2,828.25
- Purchases of Finished Goods	20.30	17.97	65.94	97.40
- Payment to & Provision for Employees	143.62	159.77	598.17	550.07
- Power & Fuel	481.34	435.03	1,928.47	1,476.51
- Freight, Handling & Other Expenses	337.56	291.71	1,234.48	1,047.88
- Depreciation	125.34	94.24	456.97	353.27
- Other Expenditure	419.96	422.02	1,449.71	1,298.51
Total Expenditure	**2,332.37**	**2,174.27**	**8,764.45**	**7,521.67**
Profit from Operations before Other Income, Interest & Exceptional Items	**599.15**	**589.52**	**2,175.91**	**2,803.48**
Other Income	29.31	97.30	214.07	267.74
Profit Before Interest & Exceptional Items	**628.46**	**686.82**	**2,389.98**	**3,071.22**
Interest	38.47	27.16	142.14	107.00
Profit after Interest but before Exceptional Items	**589.99**	**659.66**	**2,247.84**	**2,964.22**
Write back of provision for diminution in value of Investment	-	45.68	-	45.68
Profit from Ordinary Activities before Tax	**589.99**	**705.34**	**2,247.84**	**3,009.90**
Provision for Current Tax	(96.44)	(287.73)	(342.38)	(952.71)
Provision for Deferred Tax	(108.84)	69.49	(257.50)	(9.62)
Net Profit from Ordinary Activities after Tax	**384.71**	**487.10**	**1,647.96**	**2,047.57**
Extra Ordinary Items:				
Profit on transfer of Textile units at Bhiwani	-	-	-	4.76
Profit on Sale of Shares of a Subsidiary Company	-	180.27	-	180.27
Net Profit for the period	**384.71**	**667.37**	**1,647.96**	**2,232.60**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve			9,372.08	*8,040.52*
Basic EPS for the period before Extra Ordinary Items (Rupees)	**41.96**	**53.12**	**179.73**	**223.31**
Diluted EPS for the period before Extra Ordianry Items (Rupees)	**41.96**	**53.09**	**179.73**	**223.24**
Basic EPS for the period after Extra Ordinary Items (Rupees)	**41.96**	**72.79**	**179.73**	**243.49**
Diluted EPS for the period after Extra Ordianry Items (Rupees)	**41.96**	**72.74**	**179.73**	**243.42**
Total Public Shareholding				
- Number of Shares (000's)			**58,760**	**57,966**
- Percentage of Shareholding			**64.10%**	**63.23%**
Promoter & Promoter Group Shareholding				
a) Pledged / Encumbered				
- Number of Shares			-	
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)			-	
- Percentage of Shares (as a % of the total share capital of the Company)			-	
b) Non-encumbered				
- Number of Shares			**23,089**	
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)			**100.00%**	
- Percentage of Shares (as a % of the total share capital of the Company)			**25.19%**	

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months ended 31st March 2009	Three Months ended 31st March 2008	Year ended 31st March 2009 (Audited)	Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE				
a Fibre & Pulp	774.95	837.21	3,046.61	3,456.41
b Cement	3,947.20	3,394.27	13,486.99	11,792.29
c Sponge Iron	157.27	275.76	1,007.58	950.70
d Chemicals	122.88	101.20	522.52	417.62
e Textiles	71.31	77.10	318.23	294.88
f Others	0.22	129.12	430.82	437.76
TOTAL	5,073.83	4,814.66	18,812.75	17,349.66
(Less) : Inter Segment Revenue	(53.86)	(50.03)	(209.88)	(208.35)
Total Operating Income	**5,019.97**	**4,764.63**	**18,602.87**	**17,141.31**
2. SEGMENT RESULTS				
a Fibre & Pulp	79.84	172.55	398.00	1,011.53
b Cement	1,032.32	885.23	3,118.95	3,304.05
c Sponge Iron	(25.94)	37.60	101.19	125.55
d Chemicals	21.23	18.41	127.11	114.01
e Textiles	4.09	(0.71)	8.23	(2.88)
f Others	2.14	30.25	85.03	103.79
TOTAL	1,113.68	1,143.33	3,838.51	4,656.05
Add / (Less) :				
Interest	**(72.87)**	**(60.26)**	**(310.45)**	**(222.09)**
Net Unallocable Income / (Expenditure)	(9.77)	(11.17)	78.52	95.68
Write back of provision for diminution in value of Investment	-	45.68	-	45.68
Profit before Extra Ordinary Items and Tax Expenses	**1,031.04**	**1,117.58**	**3,606.58**	**4,575.32**
3. CAPITAL EMPLOYED				
a Fibre & Pulp			2,399.61	2,108.11
b Cement			15,253.42	12,491.15
c Sponge Iron			552.98	458.84
d Chemicals			362.20	332.14
e Textiles			176.30	172.81
f Others			21.29	674.06
TOTAL			18,765.80	16,237.11
g Unallocated Corporate Capital Employed			1,982.63	945.71
TOTAL CAPITAL EMPLOYED			**20,748.43**	**17,182.82**

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

	Three Months ended 31st March 2009	Three Months ended 31st March 2008	Year ended 31st March 2009 (Audited)	Year ended 31st March 2008 (Audited)
1. SEGMENT REVENUE				
a Fibre & Pulp	634.14	718.40	2,533.57	3,010.66
b Cement	2,051.07	1,694.53	6,994.67	5,956.21
c Sponge Iron	157.27	275.76	1,007.58	950.70
d Chemicals	122.88	101.20	522.52	417.62
e Textiles	11.97	14.15	57.92	173.25
TOTAL	2,977.33	2,804.04	11,116.26	10,508.44
(Less) : Inter Segment Revenue	(45.81)	(40.25)	(175.90)	(183.29)
Total Operating Income	**2,931.52**	**2,763.79**	**10,940.36**	**10,325.15**
2. SEGMENT RESULTS				
a Fibre & Pulp	82.20	168.62	410.91	1,012.02
b Cement	557.39	427.24	1,630.46	1,677.64
c Sponge Iron	(25.94)	37.60	101.19	125.55
d Chemicals	21.23	18.41	127.11	114.01
e Textiles	0.91	1.02	1.39	(0.72)
TOTAL	635.79	652.89	2,271.06	2,928.50
Add / (Less) :				
Interest	**(38.47)**	**(27.16)**	**(142.14)**	**(107.00)**
Net Unallocable Income / (Expenditure)	(7.33)	33.93	118.92	142.72
Write back of provision for diminution in value of Investment	-	45.68	-	45.68
Profit before Extra Ordinary Items and Tax Expenses	**589.99**	**705.34**	**2,247.84**	**3,009.90**
3. CAPITAL EMPLOYED				
a Fibre & Pulp			1,804.54	1,681.93
b Cement			6,715.01	5,459.27
c Sponge Iron			552.98	458.84
d Chemicals			362.20	332.14
e Textiles			22.61	23.16
TOTAL			9,457.34	7,955.34
f Unallocated Corporate Capital Employed			4,279.56	3,994.11
TOTAL CAPITAL EMPLOYED			**13,736.90**	**11,949.45**

V. NOTES

1 Consolidated Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21), Accounting Standard on Accounting for Investments in Associates (AS-23) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India (ICAI).

2 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Wood Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn (Refer note 7 below)
Others	- Mainly Telecom upto 31st December, 2008 (Refer note 8 below)

3 No investor complaint was pending at the beginning of the quarter. During the quarter, one complaint was received, which has been attended by the company and no complaint was pending at the end of the quarter.

4 Pursuant to the Framework Agreement dated 10th June 2008 between the Company and Welspun Power and Steel Ltd. (Welspun), a Scheme of Arrangement u/s 391-394 of the Companies Act, 1956 is under implementation for transfer of Sponge Iron Unit of the Company on a 'going concern' basis for a consideration of Rs.1030 Crs. to Vikram Sponge Iron Ltd. (VSIL), a subsidiary of the Company, incorporated during the current year.In Terms of the subject Agreement, the consideration payable by VSIL to the company shall be funded by way of infusion of funds into VSIL by Welspun through a combination of equity and debts. Pursuant to such funding by Welspun and upon the Scheme becoming effective, Welspun will own substantial majority stake in VSIL.
The Scheme has been sanctioned by Hon'ble High Court of Madhya Pradesh, Indore Bench vide its order dated 29th April 2009. Necessary steps are being taken for making the above Scheme effective.
The transaction is expected to be completed by June 2009.

5 During the quarter following capacities were commissioned -
(a) 3.3 Mn TPA capacity clinkerisation plant and 23 MW Thermal Power Plant, at Kotputli (Rajasthan).
(b) 1.6 Mn TPA capacity Cement Mill and 25 MW Thermal Power Plant, at Aditya Cement, Shambhupura (Rajasthan).
With the commissioning of the aforesaid capacities, the total Cement capacity has increased to 19.65 MnTPA.

6 The company has revised estimated useful life of some of the assets, on account of which depreciation is higher by Rs 6.34 Crs for three months ended 31st March, 2009 and by Rs. 24.06 Crs for year ended 31st March, 2009.

7 The standalone financial results of the company for three months/ year ended 31st March, 2009 do not include the financial results of the erstwhile textile units at Bhiwani, as the same were transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the company, w.e.f. 1st October, 2007. The impact of the same on the company's standalone financial results for the year ended 31st March, 2009 is not material.

8 Pursuant to an MoU signed by Promoting Companies of Idea Cellular Ltd. (Idea), the Company's share in net profit of Idea for the three months ended 31st March, 2009 has been consolidated as per equity method of accounting in accordance with Accounting Standard on Accounting for Investments in Associates (AS-23). The financial results of Idea were consolidated as Joint Venture till 31st December, 2008.

9 The consolidated financial results of the company for three months/ year ended 31st March, 2009 do not include the financial results of Shree Digvijay Cement Company Ltd. (SDCCL), as it ceased to be a subsidiary of the company w.e.f. 25th March, 2008. The company's consolidated net profit for the corresponding three months / year ended 31st March, 2008 is after considering net loss of SDCCL Rs. 21.52 Crs and Rs.7.37 Crs respectively.

10 The Board of Directors has recommended a dividend of Rs.30 per share.

11 Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

12 The above results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meeting held on 19th May, 2009.

For and on behalf of Board of Directors

Place : Mumbai
Date : 19th May, 2009

D. D. Rathi
Whole-time Director

19th May, 2009

BY AIR MAIL (Regd.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited, at its meeting held today i.e. 19th May, 2009, has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2009. The financial results are as under: -

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda 456 331 (M.P.)

For the year ended 31st March, 2009

(Rs. in crores)

		Year ended 31.03.09 (Audited)	Year ended 31.03.08 (Audited)
1.	Total Turnover (Gross)	12,072.67	11,551.56
2.	Operating Profit (PBIDT):	2,846.95	3,424.49
	Less:		
	a) Interest	(142.14)	(107.00)
	b) Depreciation	(456.97)	(353.27)
3.	Profit before exceptional items and tax expenses	**2,247.84**	**2,964.22**
	Add: Write back of provision for diminution	-	45.68
4.	Profit before tax expenses	**2,247.84**	**3,009.90**

(Contd....2...)

GRASIM INDUSTRIES LIMITED MUMBAI

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel.: 91-22-6652 5000 / 2499 5000 • Fax: 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

		Year ended 31.03.09 (Audited)	Year ended 31.03.08 (Audited)
	Less:		
	i) Provision for Current Tax	(342.38)	(952.71)
	ii) Deferred Tax	(257.50)	(9.62)
5.	Profit after tax from ordinary activities	**1,647.96**	**2,047.57**
6.	Extraordinary Items		
	i) Profit on Sale of Shares of a Subsidiary Company	-	180.27
	ii) Profit on transfer of Textile Units at Bhiwani	-	4.76
7.	Net Profit After Tax	1,647.96	2,232.60
8.	a) Add: B/F from last year's Balance Sheet	1,064.41	965.33
	b) (Less): Transferred to General Reserve	(200.00)	(1,900.00)
	c) Add: Debenture Redemption Reserve no longer required	-	82.92
	d) Less: Debenture Redemption Reserve	(15.00)	-
9.	Dividend:		
	Dividend proposed @ Rs.30 per share (Last year paid @ Rs.30 per share)	(275.02)	(275.02)
	Corporate Tax on Dividend	(41.38)	(41.42)
10.	Balance carried forward	2,180.97	1,064.41
11.	Paid-up Equity Capital	91.69	91.69
12.	Reserves Excluding Revaluation Reserve	9,372.08	8,040.52
13.	Particulars of proposed right/convertible debenture issue	None	None

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
MUMBAI